UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Evetsco, Inc.

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(Name of Issuer)

Common Stock, par value $.001 per share

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(Title of Class of Securities)

None

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(CUSIP Number)

Joseph Nemelka

374 East 400 South, Suite 3

Springville, Utah 84663

801-358-5094

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 11, 2008

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

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1    NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

Joseph Nemelka

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)  ☐

(b)  ☐

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3    SEC USE ONLY

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4    SOURCE OF FUNDS (SEE INSTRUCTIONS) (See item 3)

PF

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e)    ☐

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

10,000,000
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8 SHARED VOTING POWER

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9 SOLE DISPOSITIVE POWER

10,000,000
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10 SHARED DISPOSITIVE POWER

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,000,000

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(SEE INSTRUCTIONS)    ☐

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

90.9091%

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14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

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ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, par value $.001 per share (the "Common Stock") of Evetsco, Inc., whose principal executive offices are located at 374 East 400 South, Suite 3, Springville, Utah 84663 (the "Issuer").

ITEM 2. IDENTITY AND BACKGROUND.

(a) The name of the reporting person is Joseph Nemelka (the "Reporting Person").

(b) The business address of the Reporting Person is 374 East 400 South, Suite 3, Springville, Utah 84663 (formerly 899 South Artistic Circle, Springville, Utah 84663).

(c) The Reporting Person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is President/CEO of Medical Imaging Solutions, Inc., at 374 East 400 South, Suite 3,

Springville, Utah 84663.

(d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the U.S.A.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The Reporting Person acquired directly from the Issuer 10,000,000 shares Common Stock at an aggregate price of $11,000, or $.0011 per share. The source of funding for this purchase was through personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

      None.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) The Reporting Person beneficially owns an aggregate of 10,000,000 shares of Common Stock, representing 90.9091% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer's Form 10 filed June 10, 2008.)

      (b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 10,000,000 shares of Common Stock owned by the Reporting Person.

      (c) The 10,000,000 shares of Common Stock reported herein were acquired by the Reporting Person effective October 2006.

      (d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 10,000,000 shares of Common Stock owned by the

Reporting Person.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      None.

SIGNATURE.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 11, 2008

JOSEPH NEMELKA

/s/ Joseph Nemelka

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